SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In relation to the articles published in the press regarding the decision of the Superior Court of Justice - STJ that overturned a decision of the Court of the Federal District TJ-DF, against our subsidiary, Centrais Elétricas do Norte do Brasil S.A. – Eletronorte, we hereby clarify to our Shareholders and the market in general that this decision has no effect on the financial results of Eletrobrás as the assessment of the risk of loss of this lawsuit is classified as remote.

This lawsuit was filed by CNEC - Consócio Nacional de Engenheiros Consultores S/A against Eletronorte, aiming to receive interest and monetary adjustment for late payment of invoices as CNEC alleges that disproportionate currency adjustments were made due to the suppression and use of rates not linked to the contract in question.

The case was dismissed at first instance as the trial judge accepted the argument put forward by Eletronorte that the parties signed the Agreement of Consolidation and Recognition of Debt which specified in Clause 1, Paragraph 2 that "the creditor acknowledges irrevocably and irreversibly, never to complain, based on the contractual relationship, about its claims up to April 30, 1990, which Eletronorte has acknowledged and are related to the invoices listed in Annex 3".

The Court of Justice of the Federal District and Territories accepted the appeal lodged by CNEC

The special appeal request by Eletronorte was granted in order to cancel the decision of the Court of Justice which had revoked the sentence of 1st degree in the trial held on October 20, 2009.

This case, by 3 votes to 2, dismissed the appeal by CNEC and reinstated the sentence held in the first instance.

Rio de Janeiro, October 21, 2009

Astrogildo Fraguglia Quental
Chief Financial and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2009

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.